

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2014

Via E-mail
Timothy D. Boyd
Chief Executive Officer, President and Chairman
Peak Resorts, Inc.
1409 Hidden Valley Drive
Wildwood, MO 63025

> **Re: Peak Resorts, Inc.**
> **Registration Statement on Form S-1**
> **Filed: October 20, 2014**
> **File No.: 333-199488**

Dear Mr. Boyd:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Dividend Policy, page 36

1.   Please demonstrate to us that you have a reasonable basis for concluding that you expect to have earnings and cash flows sufficient to cover the projected dividend.

2.   Please include dividend disclosure required by Item 201(c) of Regulation S-K.

Capitalization, page 37

3.   We note your disclosure on page 37 and 41 that the tables do not give effect to an assumed stock split which you intend to effect prior to the consummation of this offering. Please tell us how you considered the requirements of SAB Topic 4C relating to the retroactive treatment of subsequent changes in capital structure.

Condensed Consolidated Balance Sheets, page F-23

4.   Please clarify how you determined that you had an income tax receivable of $5,171,500 as of July 31, 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest at (202)551-3432 or Jorge Bonilla at (202)551- 3414 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: David W. Braswell, Esq. (*via e-mail*)